Filed by: Trump Media & Technology Group Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Trump Media & Technology Group

(Commission File No. 001-40779)

Trump Media and Technology Group

Third Quarter 2026 Earnings Call

November 9, 2026

Presenters

Scott Glabe, General Counsel

Kevin McGurn, Interim Chief Executive Officer

Phillip Juhan, Chief Financial Officer

Shannon Devine, Investor Relations

Operator: Thank you for standing by. My name is John, and I will be your conference operator today. At this time, I would like to welcome everyone to Trump Media & Technology Group's earnings conference call for the third quarter of 2026. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, management will be addressing pre-submitted questions live. I would now like to turn the call over to Scott Glabe, General Counsel. Thank you, sir. Please go ahead.

Scott Glabe, General Counsel: Thank you. Good afternoon, and welcome to Trump Media & Technology Group's quarterly earnings call, in which we'll cover the period ended September 30, 2026. We appreciate everyone joining today.

Before we begin, I'd like to remind everyone that certain statements made during today's call constitute forward-looking statements within the meaning of the federal securities laws. These statements are based on management's current expectations and are subject to risks and uncertainties that could cause actual results to differ materially. Please refer to our Securities and Exchange Commission filings for a discussion of these risk factors.

Additionally, certain statements may include non-GAAP financial measures. These non-GAAP financial measures should be viewed in addition to, and not as a substitute for, our reported results prepared in accordance with U.S. GAAP. All non-GAAP financial measures referenced on today's call are reconciled in our earnings release to the most directly comparable GAAP measure.

Joining me today are Kevin McGurn, our Interim Chief Executive Officer, and Phillip Juhan, TMTG's Chief Financial Officer. As previously noted, we have collected several questions in advance of today's call. We'll address many of the themes from those questions during our prepared remarks, after which we'll address several questions directly. With that, I'll turn the call over to Kevin.

Kevin McGurn, Interim CEO: Thanks, Scott. Good afternoon, everyone.

Right out of the gate, I want to address our post-election stock movement. If you've watched our ticker this past week, you saw a familiar pattern. We showed signs of a rebound leading into the midterms, and dropped sharply the moment the votes were counted. Let's be candid: sometimes our stock moves before it responds to traditional inputs. We've traded as a proxy for the news cycle and political sentiment, not for what we're actually building day to day.

But while the market was trading on headlines, the underlying business didn't flinch. Our balance sheet didn't change from Tuesday to Wednesday. Our product traction didn't reverse. If anything, the election was a stark reminder of why this company was built in the first place. Regulatory crackdowns and online censorship are always only one election away. The political climate shifts fast, and having a truly independent, uncancellable platform isn't just a philosophy. It's our commercial moat.

So let's look at the traditional inputs that sentiment hasn't caught up to yet.

First, revenue grew 205% year over year to $3 million, and 78% sequentially. That is driven by contracted, recurring subscription revenue. The launch of Truth API in August immediately validated that our proprietary data has enterprise and institutional value.

Second, our cost structure has fundamentally shifted. With legal disputes behind us, legal expenses plummeted from over $20 million per quarter in the first half of 2026 to $2.4 million this quarter. That is operational capital staying inside our ecosystem.

Third, and I want to be very clear about our capital strategy: we ended the quarter with $2.5 billion in total assets and $2.3 billion in financial assets. That liquidity gives us immense flexibility. We intend to use our cash and available credit to clean up our capital structure and address our bond obligations. We are in the fortunate position of not needing to tap the public markets for equity, although we intend to continue to evaluate the tools available to us to maintain our financial flexibility in response to changing markets and our capital needs. Our focus, though, is protecting and growing shareholder value, not diluting it.

Finally, the largest traditional input on our horizon: our merger with TAE Technologies. Last Thursday, the SEC declared our Form S-4 effective. This is a massive regulatory milestone. The definitive proxy materials are going out to shareholders of record as of November 2, and our special meeting is scheduled for December 14. We remain fully on track to close by the end of the year.

When our merger closes, we solidify public market investor access to the future of energy in our country and around the world. Just like free speech, energy independence and energy dominance will be a legacy that lasts well beyond an election cycle or term of office. TAE Technologies, for its part, brings groundbreaking innovation in fusion energy and power solutions technology for superintelligence data centers. Once our merger closes, public market investors will have direct access to a company working to advance American energy independence. Like free speech, energy independence is a legacy that will last well beyond any election cycle or term of office.

Each of the businesses stands on its own merits, both reflecting the power of American innovation and our commitment to long-term shareholder value. We cannot control short-term trading sentiment. What we can control is executing the merger, growing contracted recurring revenue, eliminating overhead, and safeguarding our capital structure. I encourage every shareholder to read the proxy materials and vote ahead of December 14.

With that, I'll hand it over to Phil to walk through the third quarter financial results, balance sheet, and treasury framework. Phil?

Phillip Juhan, CFO: Thanks, Kevin.

The company reported third quarter revenue of approximately $3 million, up 78% sequentially from the second quarter of 2026, and over 200% year over year from the third quarter of 2025. The revenue growth occurred primarily in our media segment, driven by subscription revenue related to Truth API and Truth+, an increase in advertising revenue on our Truth Social platform, and higher management fees earned from our Truth.Fi ETF offerings.

We'll continue to develop these nascent revenue streams and new initiatives, including Truth API, which we launched on August 1 of this year. Truth API is a business data feed subscription that provides licensed, low-latency access to publicly available posts from certain top Truth Social accounts.

Excluding gains and losses from digital assets and digital assets pledged, we reported total operating expenses of $26.5 million in the third quarter, down 45% sequentially from the second quarter of 2026 and 37% year over year. Our improved cost structure was driven by meaningfully lower legal expenses in the quarter. Legal fees were just $2.4 million in Q3, down from over $20 million in Q2, following the July 2026 resolution of the remaining SPAC-related matters.

Our net income is impacted by the price volatility of digital assets, particularly Bitcoin. Net income was $409.7 million for the quarter, up over 270% sequentially from the Q2 loss. The increase was driven almost entirely by the mark-to-market of our digital assets, digital assets pledged, and related securities.

As of September 30, we held approximately 15,649 bitcoin, of which roughly 11,385 were pledged to our Bitcoin yield management program, along with 7 million shares of IBIT. In July, we began transitioning the company's holdings into the yield management program, using proceeds from a partial sale of our IBIT holdings to acquire 4,359 bitcoin during the third quarter, consistent with this more diversified, third-party institutional approach to managing the digital asset component of our treasury.

The $378.1 million reported gain on digital assets in the third quarter largely reflects the 42% increase in the price of Bitcoin, to approximately $84,000 on September 30 from approximately $59,000 on June 30. In addition, we reported an investment gain of $60 million in the third quarter, primarily realized and unrealized gains on Bitcoin-related securities, up over 180% from our second quarter investment loss. This reflects the 42% increase in IBIT's closing share price, to roughly $47 on September 30 from roughly $33 on June 30. The year-over-year comparison isn't as meaningful here, since we were still establishing our Bitcoin and related security positions during the third quarter of last year.

Earnings before interest, taxes, depreciation and amortization, adjusted for certain non-cash items, was a loss of $12.3 million in the third quarter. This is a 65% improvement sequentially.

We reported net cash used in operating activities of $28.4 million year to date through the third quarter of 2026, compared to $2.6 million of cash provided by operating activities in the prior-year period. The decline was due in part to management's decision to pause our digital asset yield strategy as we pivoted to third-party institutional management of our digital assets, as well as receiving yield income in Bitcoin rather than fiat dollars, which reduced operating cash flow relative to recent quarters.

Importantly, we ended the third quarter with $2.3 billion of gross financial assets, primarily comprised of $182 million in cash, $31 million in restricted cash, $211 million in short-term investments, and $1.7 billion in Bitcoin and Bitcoin-related assets. This balance sheet strength gives us the flexibility we need to address the nearly $1 billion in outstanding convertible notes as they come due. To highlight this point, our net financial assets, net of debt, were approximately $1.3 billion as of September 30.

I'll now turn the call back over to Kevin for closing remarks before we begin the Q&A session.

Kevin McGurn, Interim CEO: Thanks so much, Phil. Before addressing your questions, let's summarize the baseline as we head into year-end:

1. Closing the TAE merger, which is expected by the end of 2026.

2. Accelerating contracted recurring revenue and quarterly ad revenue, with a strategic focus on Truth API, Truth+, and, of course, Truth Social.

3. Protecting our equity: leveraging cash and credit to clean up the capital structure rather than diluting shareholders, and mitigating the short position pressuring our stock.

4. Maintaining complete transparency, so that long-term investors can value us on operating reality, not election noise.

Thank you so much for your continued partnership, and let's move on to our questions.

Operator: Thank you, team. At this time, I'll pass the floor over to Ms. Shannon Devine for the question-and-answer session.

Shannon Devine: Thank you, operator. Our first question comes from our friends at The New York Times. This question concerns the noteholder right of repayment on November 30 regarding the $1 billion convertible notes. Does the company have an estimate of how much it will repay to noteholders seeking repayment? And how does the company plan to cover those repayments?

Scott Glabe, General Counsel: Sure, this is Scott. I'll address the first part of the question and then turn it over to Kevin to address the second part. With respect to how much the company might pay to noteholders seeking repayment, we can't say with specificity at this time, because pursuant to the note documents, notice has gone out to the holders, and they have a period of time extending toward the end of the month to let us know whether they're going to seek repayment. So that process is still ongoing as of today. That being said, we're certainly positioning to address the notes as of November 30, and I'll turn it over to Kevin to talk about how we're thinking about that timeline and our strategy for addressing the principal balance of the outstanding convertible notes.

Kevin McGurn, Interim CEO: Great. As we stated earlier, we've got $2.3 billion of assets on the books, and our current thinking is to use a mix of cash and credit to repay the notes. Right now, we're not inclined to issue any additional equity, and we want to preserve as much of our Bitcoin as possible to continue our yield strategy and allow that asset to recover.

Shannon Devine: Great, thanks, Kevin. Our next question: was a buyback ever completed in Q3?

Phillip Juhan, CFO: This is Phil. We do have an approved $400 million share repurchase authorization in place, and we previously used $40 million of that authorization. However, there were no repurchases completed during this quarter.

Shannon Devine: Our next question is related to the merger. What will the float be after the TAE merger is completed?

Phillip Juhan, CFO: This is Phil again; I'll take that. This is a merger of equals, and the combined company's share count will be approximately double the current float, so from about 300 million shares outstanding today to approximately 600 million shares on a fully diluted basis.

Shannon Devine: Thank you. Our next question: any update on the February 2 token?

Scott Glabe, General Counsel: Yes, this is Scott, and we do have an update that was included in the 10-Q filed this afternoon, which I will briefly summarize. As many folks know, on December 31, 2025, TMTG announced the digital token initiative and subsequently set a record date of February 2, 2026, to distribute digital tokens. TMTG has now determined it is in the best interest of the company and its shareholders to discontinue that planned token distribution, particularly in light of challenges associated with obtaining necessary information from shareholders classified as objecting beneficial owners, also known as OBOs. Instead, the company will offer benefits and incentives, including, for example, discounts and promotions, to bona fide shareholders as of the February 2, 2026 record date, as management determines to be reasonable and feasible going forward.

Shannon Devine: Thank you, Scott. This one's for Kevin. Kevin, what are your main priorities pre-merger close?

Kevin McGurn, Interim CEO: Sure. First and foremost, closing the merger. It's been our priority all year. We are excited about the progress we've made; the S-4 has gone effective, and again, I can't stress enough how big a milestone that is for the business and for the certainty of the merger.

Secondly, we've addressed this already, but we're solving our bond situation, and we're protecting against dilution. We've come up with a strategy and are working toward the mix that we'll put in place to satisfy that requirement. And we want to maintain as much Bitcoin as possible to continue to run our yield program.

And then of course, each and every day through the merger and after, we're running our media business. Our media business is a crown jewel asset. We had a lot of activity, obviously, on the service. You'll continue to hear more from us on product launches and other types of activity. We continue to grow and market; we're acquiring content, selling advertising, and licensing data. And just like every other media business, we're hyper-focused on the fourth quarter and finishing strong for the year.

Shannon Devine: As a shareholder, what do I need to be doing or voting on ahead of the TAE merger?

Scott Glabe, General Counsel: This is Scott again, and the short answer is both. As Kevin mentioned, our registration statement on Form S-4 was declared effective last Thursday, and on Friday, November 6, we filed a proxy statement. We've set a special meeting date in connection with the merger of December 14, 2026, and that will be for all individuals who are shareholders as of the record date, which is November 2, 2026. So stay tuned; more details will be distributed about the specifics of when, how, and where to vote. The company very much values its many hundreds of thousands of shareholders and looks forward to their participation in the upcoming special meeting.

Shannon Devine: Thanks, Scott. And our last question: what was the strategy behind the company running a national television ad during the Eternal City Tip-Off?

Kevin McGurn, Interim CEO: Great question. We continue to look for opportunities to grow and market our business, not dissimilar to our participation in and support for the UFC event on the South Lawn of the White House. The Eternal City Tip-Off was a basketball game between Notre Dame and Villanova in Rome, with a high concentration of the Catholic community and a faith-based community, marrying sports and the international expansion of that sport for all of those audiences. So whenever we see the opportunity to partner with great folks like Fox and [Everlunner] Studios and run a national television spot, to grow and market and make folks aware of the content on our platform, we're going to take it. We're going to continue to do that through the course of the fourth quarter and on into 2027. We're really excited about our opportunity and about the things we're doing on the service, and we want to go out there and tell people about it. The Eternal City Tip-Off was one of the best weeks we could do that.

Operator: Thank you, ladies and gentlemen, for your participation. That does conclude today's teleconference. Please disconnect your lines at this time, and have a wonderful day.